KOVACK INTERNATIONAL SECURITIES, INC.

STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2015

Cash flows (used for) operating activities:	
Net (loss)	$ (11,855)
Adjustments to reconcile net loss to net cash from operating activities:	
Prepaid expenses	(513)
Deposits	1,840
Accounts payable	193
Total adjustments	1,520
Total cash flows from operating activities	(10,335)
Decrease in cash and cash equivalents	(10,335)
Cash and cash equivalents, beginning of period	285,466
Cash and cash equivalents, end of period	$ 275,131

The accompanying notes are an integral part of these financial statements.